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02019234

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-44363

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Akin Bay Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

RECEIVED APR 03 2002 SEC MAIL PROCESSING SECTION 366 WASH, D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James B. Rybakoff (212) 583-9800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feuer, Orlando, Pye & CPA's L.L.P.
(Name — *if individual, state last, first, middle name*)

117 East 29th Street, 6th Floor (Address) New York, (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, James B. Rybakoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Akin Bay Company, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President & C.E.O.

Title

Notary Public

PATRICIA CASEY
Notary Public - State of New York
NO. 01CA6020629
Qualified in Nassau County
My Commission Expires 3/1/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AKIN BAY COMPANY, L.L.C.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

AKIN BAY COMPANY, L.L.C.

INDEX

FEUER, ORLANDO, PYE & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including Professional Corporations)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Partners of Akin Bay Company, L.L.C.
New York, New York

We have audited the accompanying balance sheet of Akin Bay Company, L.L.C. at December 31, 2001 and the related statements of income, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted this audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Akin Bay Company, L.L.C. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material repects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Feuer, Orlando, Pye & Co. LLP

New York, New York
March 28, 2002

117 EAST 29TH STREET • NEW YORK, NEW YORK 10016 • TEL: (212) 545-8600 • FAX: (212) 545-9696

AKIN BAY COMPANY, L.L.C.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS	
Cash and equivalents	$ 72,283
Accounts receivable, trade	110,000
Expense reimbursements and other receivables	38,087
Loan to employee	59,915
Total Current Assets	280,285
Property and Equipment	
Less accumulated depreciation of $94,895 (Note 2)	24,048
Other Assets	
Investment: NASD warrants	3,300
Security deposit	16,054
Total Assets	$323,687
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Accounts payable and accrued expenses	$ 28,053
Partners' Capital	295,634
Total Liabilities and Partners' Capital	$323,687

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

AKIN BAY COMPANY, L.L.C.
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	
Consulting fees	$ 220,021
EXPENSES	
Compensation - and related expenses	165,030
Consulting fees	56,950
Office, general and administrative	34,555
Rent and occupancy costs	141,854
Professional fees	19,326
Regulatory fees	1,695
Depreciation and amortization	14,465
Total expenses	433,875
Loss from operations before extraordinary items	(213,854)
Extraordinary gain – from renegotiation of employee bonus payable	165,000
OTHER INCOME	
Dividends	12,438
Interest	264
	12,702
Net loss	$(36,152)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

AKIN BAY COMPANY, L.L.C.
STATEMENT OF PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

Partners' Capital, beginning of year	$335,086
Net loss for year	(36,152)
Withdrawals	(45,300)
Capital contribution	42,000
	(39,452)
Partners' Capital, end of year	$295,634

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

AKIN BAY COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$(36,152)
Adjustments to reconcile net income to net cash provided by operating activities:	
Extraordinary gain	(165,000)
Depreciation and amortization	14,465
Increase in accounts receivable, trade	(110,000)
Increase in expense reimbursements receivable	(29,992)
Increase in loans to employee	(29,350)
Increase in accounts payable & accrued expenses	1,083
Net cash used by operating activities	(354,946)
Cash flows from investing activities:	
Investment in property and equipment	(5,567)
Investment in NASD warrants – reclassified from other receivables	(3,300)
Net cash used by investing activities	(8,867)
Cash flows from financing activities:	
Payment of security deposit	(16,054)
Withdrawals by partners	(45,300)
Contribution by partner	42,000
Net cash used by financing activities	(19,354)
Decrease in cash for year	(383,167)
Cash, beginning of year	455,450
Cash, end of year	$ 72,283

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

1. Akin Bay Company, L.L.C. (the "Company") is a limited liability company pursuant to the adoption and filing of an operating agreement in the State of New York effective June 19, 1996. The Company is primarily engaged in providing investment advisory services to its clients. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company maintains its accounting records on the accrual basis.

Furniture and equipment are stated at cost less accumulated depreciation, which is calculated using the straight-line method over the useful lives of the related assets, primarily five to ten years. Leasehold improvements and lease acquisition costs are amortized over the lease terms using the straight-line method.

Provisions for federal and state income taxes have not been recorded, as the Company is taxed as a partnership.

Use of Estimates:
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

2. Property and equipment:

At December 31, 2001, the Company's fixed assets and related accumulated depreciation consisted of the following:

	Cost	Accumulated Depreciation	Net
Computer & office equipment	$ 79,081	$ 61,108	$17,973
Office furniture	33,233	27,158	6,075
Leasehold improvements	6,629	6,629	0
Subtotal	118,943	94,895	24,048
Lease acquisition costs	5,562	5,562	0
	$124,505	$100,457	$24,048

3. Bank line of Credit:

The Company has arranged for a $32,000 line of credit, none of which has been drawn as of December 31, 2001. A rate of 9.5%, interest only is charged monthly. Principal is repayable on demand after one year, but is eligible for renewal at bank's option. This credit facility is personally guaranteed by a member of the Company.

4. Commitments:

The Company has commitments under long-term operating leases for office space and office equipment, none extending beyond five years. The office lease, expiring September 30, 2006 is personally guaranteed, by one of the partners and is partially secured by a security deposit. Total rental expense on all operating leases was $140,142 for 2001.

Minimum future rental commitments with lease terms in excess of one year aggregate to $913,779 as of December 31, 2001 and are payable as follows:

2002	$189,592
2003	190,092
2004	191,467
2005	195,216
2006	147,412

Concentrations:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, accounts receivable, and marketable securities. The Company's cash balances exceeded the S.I.P.C. insured limit at certain times during the year.

6. Regulatory Requirement:

As a SEC registrant member of NASD, the Company is subject to certain provisions of the Securities Act of 1934, including Rule 15c3-1. This rule requires that the Company maintain minimum net capital balances and a certain ratio for aggregate indebtedness to net capital, both as defined. The Company was in compliance with the provisions of this rule at December 31, 2001.

AKIN BAY COMPANY, L.L.C.
Computation of Net Capital, Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2001

Total partner's capital	$ 295,634
Less non-allowance assets:	
Furniture and equipment, net	(24,048)
Accounts receivable trade	(110,000)
Expense reimbursements and other receivables	(38,087)
Loan to employee	(59,915)
Investment	(3,300)
Security deposit	(16,054)
Net capital	44,230
Minimum net capital requirement	(5,000)
Net capital excess	$ 39,230
Ratio of aggregate indebtedness to net capital as of December 31, 2001	1.5767:1

Differences exist between the above computation and the Company's corresponding unaudited Form XI 7a-5 Par IIA filing at December 31, 2001 which are deemed immaterial.

Partners Capital - unaudited filing	$ 135,176
Less: Decrease in cash	(207)
Add: Increase in employee loan and other receivables	9,966
Less: Decrease in equipment, net (primarily due to depreciation not recorded)	(13,060)
Less: Increase in accrued expenses	(4,596)
Less: Rounding	1
Add: Increase in security deposit	54
Add: Increase in investments	3,300
Add: Extraordinary gain – renegotiation of employee bonus payable	165,000
Partners capital	$ 295,634

FEUER, ORLANDO, PYE & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS
(A Partnership Including Professional Corporations)

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Partners of Akin Bay Company, L.L.C.:

In planning and performing our audit of the financial statements of Akin Bay Company, L.L.C. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Akin Bay Company, L.L.C. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-(13) or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

117 EAST 29TH STREET • NEW YORK, NEW YORK 10016 • TEL: (212) 545-8600 • FAX: (212) 545-9696

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

In addition, our review indicated that Akin Bay Company, L.L.C. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph K(2)(b) as of December 31, 2001 and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Feuer, Orlando, Pye & Co. LLP

New York, New York
March 22, 2002